Exhibit 99.7

Town Hall Script

CHRISTAL

•	Thank you all for joining us today.

•	We wanted to get together as a group and have an open discussion regarding today’s exciting news.

•	We will spend the bulk of the time listening to your feedback and fielding your questions, but I did want to start by saying just a few words.

•	I’m guessing at this point most of you have seen or heard the news…if not, you should probably sit down for this! Kidding aside, let’s be honest, it is a lot to take in. I’m sure many of you are feeling surprised and possibly anxious. And that’s completely understandable. It’s a big thing. But what I want to get across and stress is that this is also a very good thing and I want to tell you why I’m excited about this.

•	As I spoke about in my note, our plan to be acquired by Thoma Bravo is the result of a very intentional move.

•	Please, make no mistake. This isn’t a thing that happened to us.

•	The headline and a lot of space in the press release are dedicated to the details of the sale and the value of it for shareholders. And, that is absolutely the case so don’t get me wrong, we think the planned acquisition is a great deal for our shareholders, including all our employees who are also shareholders in the company. However, what’s also important to me is the long-term value this partnership enables – and that’s good for all of us.

•	My view is this is a path to accelerate everything we’ve all been talking about for the past year; a way to add fuel to the fire. A fire, by the way that each and every single one of you is responsible for igniting.

•	Our planned partnership with Thoma Bravo is a direct result of our ability to deliver over the past year – more specifically, of your ability to execute and your determination to succeed as well as the opportunity they see for us to drive unique and critical value to our customers.

•	I would recommend that everyone take the time to get to know a little bit about Thoma Bravo. Many of you probably have some familiarity with an acquisition of one sort or another. Whatever your experience or understanding may be, I would kindly ask you to evaluate this PE engagement independently as no two situations are alike and certainly no two firms are alike. And Thoma Bravo is not your typical PE firm. They are all about driving growth and scale.

•	Thoma Bravo has a very specific philosophy, with a strong history and a ton of experience in aligning with growing software businesses that have the right teams. These guys are crazy successful at helping companies just like Talend become high-growth, profitable companies. They are wicked smart, and they believe in infusing their portfolio companies with the things they need to grow and probably stack ranked highest; people and teams matter to them - a lot. They are all about working collaboratively with existing management teams to help drive results and innovation.

•	Bottom line: Thoma Bravo is here because they believe in our vision for the future; they know we are here to challenge not only how we show up, but how the industry does as well, and they believe in us.

•	So bottom line, I see this plan to partner with Thoma Bravo as a catalyst and accelerant. As an opportunity for us to do what I said we would do a little more than a year ago but, bigger and faster.

•	It’s our opportunity to make BIG MOVES and separate ourselves from the competition and invest in a way that simply wasn’t possible as a public company needing to meet near-term market expectations.

•	This is our chance to double-down on our key initiatives. To invest in Krishna and our R&D team (how does that sound to you, Krishna?). It is our chance to innovate. To extend and enhance our intelligent Data Fabric platform, to build even more strength in our core competencies like governance and data quality (we’re going to put the IQ in DQ, right, Mr. Hirt?)

•	And we are going to disrupt big time. Create new categories and solve bigger, market-wide problems like helping companies finally get a handle on overall corporate Data Health, right Thomas Steinborn?

•	This is our opportunity to fully transform from an “ETL project tool” to a strategic partner that is essential to our customers and the broader ecosystem with a solution that companies run their businesses on.

•	I hope you are as excited as I am by what this means for our organization as a whole, and I hope you also see the opportunity it could represent for you as individuals. This is about greater investment in the key initiatives we are working on that will propel Talend’s future. It’s about the potential for more career development and advancement as part of a stronger, better-capitalized organization. It’s about the opportunity to leverage and learn from the expertise of an outstanding organization that has one of the largest software portfolios in the world and a highly tuned system to support its portfolio companies like us.

•	And, finally, it’s about executing on what we began together and building something meaningful and sustainable, something that we can all be proud of.

•	Again, to be very clear is not a departure; it's an additive to our strategy and vision. We are still very much on the same journey. We are just filling the tank with rocket fuel.

•	Before I turn it over to Adam to provide a little more color I’d like to leave you with one thought.

•	What I’ve learned over and over again in life, and we all witnessed it in 2020, is that the things we convince ourselves of, the limitations around us, the things we are capable of ...they are all true. We tend to operate at the level of our belief. When you increase your belief, we increase our power to create and to become EXACTLY what we are destined for. I said it before and I’ll say it again, this journey we are on is not for the faint of heart but it is for those of you who want to be bold and do amazing things together.

•	So, here’s where I’ll ask Adam to jump in to give us all a bit of an overview of the mechanics of this agreement, what it means for our shareholders, and what we can expect the process and the timelines to look like to close this transaction. Adam?

ADAM

•	I want to echo all of Christal’s comments on this opportunity with Thoma Bravo. This is a world-class group of investors that understand software deeply and are very excited about what we’re doing at Talend.

•	As Christal mentioned, every transaction is unique both in go-forward operations and strategies, but also the specifics of how the deal is structured and the timeline. That’s the case here, too.

•	First, and very importantly, what we have signed is a memorandum of understanding that addresses how Thoma Bravo will purchase all the outstanding shares of our stock. We’ve finalized all the terms of what a transaction will include to reach today’s announcement, but there is no specific obligation from Talend at the outset. We will consult with the workers’ council over the coming weeks and then the Board will make a formal recommendation to our shareholders on the deal.

•	Thoma intends to acquire all outstanding at a price of $66. That is a 29% premium to our trading price yesterday, and an 81% premium to our average price over the last year.

•	The deal values us at $2.4 billion and a 7.4x revenue multiple – higher than we’ve traded in over 2 years.

•	As part of the process, Thoma Bravo decided that the best structure for them from a legal and tax perspective was to move the corporate domicile to the Netherlands. We’ll continue to keep our operations and presence in Suresnes and Nante – this is simply a corporate structure issue.

•	The process from this announcement through closing is anticipated to take until the second half of the year. At a high level:

o	We'll consult with the works council over the next month or two

o	We’ll file some necessary regulatory reviews - particularly in France and the US

o	Thoma will launch a tender process to acquire at least 80% of shares outstanding, and we’ll also be asking shareholders to approve the move to the Netherlands

o	Once the tender of shares is complete, and we have regulatory approvals, we can complete the first big step. After that, Thoma will own at least 80% of the company and the remaining steps to reach 100% are fairly straight forward

o	If shareholders vote in favor of the Netherlands decision, the rest of the move is fairly simple

•	For our shareholders, it means the stock will likely run up close to the $66 per share. Some investors will immediately choose to close their positions immediately, and some will stay with us through the end of the transaction to receive cash for their shares.

•	We could see some volatility in the price but right now we expect it will trade in a very tight range.

•	Until the transaction closes– and even beyond – it is really important that we remain focused on executing our plan and not letting this transaction define or distract us.

*Before closing: Reinforce how vital it is for us all to continue to meet our commitments and continue to serve our customers.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Talend S.A. (“Talend”) by Tahoe Bidco (Cayman), LLC, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), Parent will commence, or will cause to be filed, a tender offer for all of the outstanding shares, American Depositary Shares, and other outstanding equity interests of Talend. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Talend. It is also not a substitute for the tender offer materials that Parent will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Parent will file tender offer materials on Schedule TO with the SEC, and Talend will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY TALEND’S SECURITY HOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Talend’s investors and security holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Talend’s investors and security holders by contacting Talend at ir@talend.com, or by visiting Talend’s website (www.talend.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Talend with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. TALEND’S investors and security holders ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR TALEND WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND TALEND.

Forward-Looking Statements

This document contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Talend’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Talend and/or others relating to the transaction; the possibility that competing offers will be made, risks associated with acquisitions, such as the risk that transaction may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; as well as those described in cautionary statements contained elsewhere herein and in Talend’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Talend’s most recent annual report on Form 10-K, and any subsequent reports on Form 10-Q or form 8-K filed with the SEC, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Talend. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Talend’s expectations as of the date of this report. The forward-looking statements included in this communication are made only as of the date hereof. Talend assumes no obligation and does not intend to update these forward-looking statements, except as required by law.